Kenneth J. Gordon 617.570.1327 kgordon@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 14, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Barbara C. Jacobs

Re:	Salary.com, Inc.
Registration Statement on Form S-1/A
File No. 333-138646
Filed on February 9, 2007

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Salary.com, Inc. (the “Company”) in response to comments in the letter dated February 13, 2007 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kent Plunkett, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) that was filed with the Commission on February 9, 2007. Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on February 14, 2007. For your convenience, we will supplementally provide the Staff via courier four (4) copies of Amendment No. 4, which has been marked to show the changes to the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 4 as marked. Copies of this letter are being sent under separate cover to Jay Ingram and Christine Davis of the Commission.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Barbara C. Jacobs

February 14, 2007

Financial Statements

Statements of Cash Flows, page F-7

l.	We note that you have classified prepaid stock issuance costs as an operating cash outflow. Since these costs relate to the issuance of equity instruments as disclosed on page 50, it appears that this cash outflow is a financing activity. Please explain your basis for the classification in your statements of cash flows and refer to the authoritative literature you relied upon.

RESPONSE: Prior to the filing of Amendment No. 3 to the Registration Statement, the Company reviewed Statement of Financial Accounting Standards No. 95 Statement of Cash Flows (“SFAS 95”) with particular focus on paragraphs 18-20, which provides guidance regarding what constitutes cash flows from financing activities. The Company did not note any specific guidance with respect to the classification of costs incurred in anticipation of an offering of common stock. As of December 31, 2006, the offering had not occurred and if the offering does not happen, then these stock issuance costs are required to be expensed (i.e., operating cash outflow). It was the Company’s intention to reclassify these prepaid stock issuance costs to additional paid-in capital on the balance sheet as of the effective date of the offering and to reclassify these cash outflows from operating to financing activity on the statement of cash flows as well. As such, the Company adopted an approach of classifying these costs as an operating activity in its statement of cash flows for the nine months ended December 31, 2006.

The Company advises the Staff, however, that it has restated its statements of cash flows for the nine months ended December 31, 2006 to classify these costs as a financing activity in accordance with paragraph 20, section (a) of SFAS 95 and that pages 1, 36, 50, 52, 57, F-7 and F-8 of the prospectus have been revised in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies, page F-9

Net Loss Attributable to Common Stockholders Per Share, page F-13

2.	We note your disclosure on page F-14 that the reverse stock split will occur upon the closing of the IPO, however we also note that disclosures on pages 5 and F-28 indicate that the reverse split was effective January 17, 2007. Please revise your disclosures accordingly.

RESPONSE: The Company advises the Staff that page F-14 of the prospectus has been revised in response to the Staff’s comment.

Barbara C. Jacobs

February 14, 2007

Note 4. Intangible Assets, page F-17

3.	We note that you have recorded an intangible asset for acquired data acquisition costs. Please describe the nature of these costs, explain your basis for recording these costs as an intangible asset and refer to the authoritative literature you relied upon. Also, please tell us how you determined that the useful life of the data acquisition costs was three years. In this regard, we note that the disclosure on page F-29 appears to indicate that the initial term of the arrangement is one year.

RESPONSE: On December 30, 2006, the Company entered into a Data Delivery Agreement with a vendor that has a one-year term beginning from the date the vendor completes its initial delivery of data. This agreement automatically renews for up to six additional one-year terms unless terminated by the Company upon 120 days written notice prior to the start of the renewal term. As of December 31, 2006, no data had been delivered by the vendor to the Company. In addition, the agreement states that the Company will own any derivative works that it creates and shall have the right to continue to use such derivative works and make new derivative works after the termination of the agreement if the derivative work is derived from the vendor data and other sources. The effect of this provision is to provide the Company with the ability to continue to use derivative works after the termination of the agreement. The derivative works have an estimated useful life of two years from the end on the agreement.

Pursuant to the agreement, the Company paid the data vendor $1,500,000 on December 30, 2006. This initial payment covers three items: (1) the ongoing right to continue to use the vendor’s data, as incorporated into any derivative works, after the termination of the agreement, (2) the license fee for the initial term and (3) an exclusivity fee for the initial term.

The Company has accounted for the initial fee to reflect (1) a payment for ongoing rights of $1,018,000, (2) a license fee for the initial term of $264,000 and (3) an exclusivity fee for the initial term of $218,000. This $1,500,000 fee for the initial term has been allocated to the individual assets based on the management’s preliminary determination of the asset’s fair value. The Company intends to obtain a formal third-party valuation to support its determination in the near future and this allocation is subject to revision based on a final determination of fair values.

Accounting Treatment and Related Guidance:

The Company has determined that the data (initial delivery and annual updates) and the exclusivity fees purchased under the agreement should each be treated as an intangible asset in accordance with FAS 142, “Goodwill and Other Intangible Assets.” Each of these assets was analyzed to determine the useful life as documented below. Per paragraph 9 of FAS 142, “An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair

Barbara C. Jacobs

February 14, 2007

value.” In addition, the estimated useful life of the assets was determined in accordance with paragraph number 11 of FAS 142, “Goodwill and Other Intangible Assets,” which generally provides that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Initial Data Delivery Fee (Ongoing Rights):

The Company has determined that the payment for the initial data delivery should be capitalized and amortized to expense (cost of revenues) over the useful life of the data. The estimated useful life of the data, assuming no further updates to the data at the end of the current contract period, is two years from the date of delivery of the last update (three years from the date of initial delivery). The Company has determined that the value assigned to the initial data delivery is $1,018,000. Amortization will begin upon delivery and use of the data by the Company within its products.

Annual Fee (License Fee):

The $264,000 annual fee, to be billed in monthly installments, provides the Company with monthly updates to the initial data. The initial data has a life of three years because its useful life is two years after the last update and the Company is committed to at least one year of updates.

Exclusivity Fee:

Because the $218,000 exclusivity fee only pertains to the particular year in which it is paid and expires at the end of that year unless renewed, the Company has determined that there is no future benefit associated with the exclusivity fee. Therefore, the exclusivity fee will be amortized on a straight-line basis over the one year period to which it applies. More specifically, the exclusivity fee is payable on a quarterly basis and each quarterly payment will be recorded to prepaid expense and expensed over the three months until the next payment is made. The Company has determined that the exclusivity fee does not meet the definition of an intangible asset, primarily because it does not generate directly identifiable cash flows alone. Instead, the cash flows are generated by the data purchased, rather than by the exclusivity right. The exclusivity fee represents the deferral of an expense to be recognized over the period of benefit.

The Company also advises the Staff that it has revised page F-29 of the prospectus in response to the Staff’s comment.

*      *      *      *      *

Barbara C. Jacobs

February 14, 2007

Please note that the Company submitted an acceleration request to the Commission on February 12, 2007, seeking acceleration of the effective date of the Registration Statement to 4:00 p.m. on February 14, 2007, or as soon thereafter as practicable. Please let me know if we can help facilitate your review to allow the Registration Statement to be declared effective today.

If you require additional information, please contact the undersigned at (617) 570-1327.

Sincerely,

/s/ Kenneth J. Gordon
Kenneth J. Gordon

cc:	Kent Plunkett, Salary.com, Inc.
Kenneth S. Goldman, Salary.com, Inc.
Elliot J. Mark, Esq., Salary.com, Inc.
Stuart M. Cable, Esq., Goodwin Procter LLP
Robert E. Puopolo, Esq., Goodwin Procter LLP